SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7)

CENTRUS ENERGY CORP.

(Name of Issuer)

CLASS A COMMON STOCK, $0.10 PAR VALUE

(Title of Class of Securities)

15643U104

(CUSIP Number)

Morris Bawabeh

15 Ocean Avenue

Brooklyn, NY 11225

Telephone: (718) 703-8441

With a copy to:

Len Breslow, Esq.

Breslow & Walker, LLP

100 Jericho Quadrangle, Suite 230

Jericho, NY 11753

Telephone: (516) 822-6505

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

December 29, 2022

Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 15643U104	13D

1		NAMES OF REPORTING PERSONS Morris Bawabeh
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions)	PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,667,776 shares[1] (see Item 5 infra)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,667,776 shares[1] (see Item 5 infra)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,667,776 shares[1] (see Item 5 infra)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.9%[1] (see Item 5 infra)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]	The reporting person disclaims beneficial ownership of these securities except to the extent of his equity interest therein.

CUSIP No. 15643U104	13D

1		NAMES OF REPORTING PERSONS Kulayba LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions)	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 1,602,776 shares (see Item 5 infra)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,602,776 shares (see Item 5 infra)
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,602,776 shares (see Item 5 infra)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.4% (see Item 5 infra)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 15643U104	13D

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) M&D Bawabeh Foundation, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions)	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 65,000 shares (see Item 5 infra)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 65,000 shares (see Item 5 infra)
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,000 shares (see Item 5 infra)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.5% (see Item 5 infra)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Explanatory Note:

This Amendment No. 7 (this “Amendment”) to the Statement of Beneficial Ownership on Schedule 13D amends the Schedule 13D filed on March 30, 2016 (as subsequently amended) (the “Schedule 13D”) by the reporting person with the Securities and Exchange Commission with respect to shares of Class A common stock (the “Common Stock”) of Centrus Energy Corp (the “Issuer”). Capitalized terms used but not defined in this Amendment have the meaning set forth in the Schedule 13D. This Amendment is being filed to amend and supplement the Schedule 13D as set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following disclosure:

In consideration for entering into the Voting Agreement as described in Item 4 below, the Issuer agreed to amend and restate that certain Amended and Restated Warrant to Purchase Common Stock of Centrus Energy Corp., held by Kulayba LLC and dated October 17, 2022 (the “Warrant”), to extend the term of the Warrant to February 5, 2024, subject to the other terms of the Warrant. The Warrant was originally issued on February 5, 2021, and immaterial amendments were made on October 17, 2022.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following disclosure:

On December 29, 2022, the reporting persons entered into a Voting and Nomination Agreement with the Issuer (the “Voting Agreement”). Pursuant to the Voting Agreement, at the Issuer’s 2023 and 2024 annual meetings of stockholders and at any other vote by the holders of the Common Stock (collectively, the “Meetings”), each reporting person agreed to (i) cause, in the case of all Common Stock owned of record by such reporting person, and (ii) instruct and cause the record owner, in the case of all shares of Common Stock of which such reporting person is a Beneficial Owner (as defined in the Voting Agreement), but not owned of record, directly or indirectly, by such reporting person or by any MB Affiliate (as defined in the Voting Agreement) as of the applicable record date, in each case entitled to (x) be present for quorum purposes, and (y) vote, as follows: (a) for all directors nominated by the Issuer’s Board of Directors (the “Board”) for election, (b) for all other proposals, in accordance with the recommendation of the Board, and (c) for any Issuer proposed adjournments thereof. In addition, each reporting person agreed not to directly or indirectly gift, sell, dispose or otherwise transfer any shares of Common Stock unless the transferee agreed to be bound to the same voting conditions at the Meetings, provided that the foregoing does not apply with respect to any sale or disposition of Common Stock on a national securities exchange or with respect to any sale or disposition of Common Stock underlying the Warrant to any person that is not affiliated, associated or otherwise related to any of the reporting persons.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is attached as Exhibit F hereto and is incorporated herein by reference.

Item 5.	Interests in Securities of the Issuer.

Item 5(c) of the Schedule 13D is hereby amended to add the following disclosures:

(c)	Transactions within the past 60 days:

On December 28, 2022, Kulayba gifted a total of 25,000 shares of Common Stock to M&D Bawabeh Foundation, Inc. The following additional transactions with respect to the shares of Common Stock by the reporting persons took place thereafter:

Reporting Person	Date of Transaction	Number of Shares Sold (S)/Acquired(A)	Price Per Share	Where/How Effected
M&D Bawabeh Foundation, Inc.	1/31/23	1,800 (S)	$42	Open Market
M&D Bawabeh Foundation, Inc.	1/31/23	2,000 (S)	$42	Open Market

M&D Bawabeh Foundation, Inc.	1/31/23	37 (S)	$42	Open Market
M&D Bawabeh Foundation, Inc.	1/31/23	26 (S)	$42	Open Market
M&D Bawabeh Foundation, Inc.	1/31/23	1,100 (S)	$42	Open Market
M&D Bawabeh Foundation, Inc.	1/31/23	37 (S)	$42	Open Market

The last paragraph of Item 5 of the Schedule 13D is hereby amended to add the following:

The percentages of beneficial ownership shown in this Amendment are based on 13,820,556 shares of Common Stock issued and outstanding as of November 1, 2022 as reported on the Issuer’s Form 10-Q for the quarter ended September 30, 2022, filed on November 9, 2022.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following disclosure:

Reference is made to the Voting Agreement defined and described in Item 4.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following Exhibits thereto:

Exhibit F:            Voting and Nomination Agreement, dated as of December 29, 2022, by and among the reporting persons and the Issuer.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2023

/s/ Morris Bawabeh
Morris Bawabeh

Kulayba LLC

By:	/s/ Morris Bawabeh
Morris Bawabeh, Sole Member

M&D Bawabeh Foundation, Inc.

By:	/s/ Morris Bawabeh
Morris Bawabeh, President

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).